PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT is dated the _____ day of June, 2003, among Mr. Jean-Claude Bonhomme and Helene Bonhomme, collectively as individuals and also on behalf of Bonhomme Enterprises, Inc. an [Ontario] corporation, as successor in interest to an aggregate royalty of 0.25% of net smelter returns under that certainty agreement dated December 22, 1989 described below, being one third of the 0.75% of net smelter returns royalty formerly held by River Oaks Gold Corporation under the agreement dated December 22, 1989 described below, with both Jean -Claude Bonhomme and Helene Bonhomme acting in their individual capacities and in their capacities as shareholders (hereafter collectively “Bonhomme” or “Seller”), having its offices at 56 Temperance Street, Third Floor, Toronto, Ontario, Canada M5H 3V5, and International Royalty Corporation, a Yukon Corporation, (hereafter “IRC” or “Purchaser”), having its offices at 10 Inverness Drive East, Suite 104, Englewood, Colorado, USA, 80112.

In consideration of their mutual consents and promises, the Purchaser and Seller hereby agree to the purchase and sale of the Subject Property described herein, under the following terms:

1.

Description of Property:  Subject to the terms and conditions of this Agreement, Seller agrees to sell and convey and Buyer agrees to purchase and accept the Subject Property for the Purchase Price as defined hereinafter.  The “Subject Property” shall mean:

(a)

All of Bonhomme’s rights, title and interest in and to the Williams Mine Royalty arising under that certain agreement dated December 22, 1989, as more particularly described in Exhibit “A” attached hereto, together with such other interests in fee or leasehold surface, fee or leasehold mineral and any other fee or leasehold interests as are now held by Seller in the lands described in Exhibit “A” (the “Royalty Interests”);

(b)

Rights in Production.  All of Bonhomme’s rights, title and interest in reversionary interests, backing interests, overriding royalties, production payments, mineral and royalty interests in production of minerals relating to the Royalty Interests and as are held by Bonhomme under that certain agreement dated December 22, 1989 (“Production Rights”); and

(c)

Contract Rights.  All of Bonhomme’s rights, title and interest in or derived from any agreements, leases, conveyances or decisions which relate to any of the lands described in Exhibit “A” (“Contract Rights”) (or, at the context requires,  “Lease Rights”).

2.

Purchase Price.  IRC agrees to pay to Bonhomme for the Subject Property the sum of Canadian $2,850,000 (Two million, eight hundred and fifty thousand dollars) by certified cheque.  All monies payable in reference to this Agreement are Canadian funds and, payable as follows:

(a)

$2,800,000 shall be paid to Bonhomme creditors by certified cheque or otherwise at the time of Closing (as defined in paragraph 3 hereof).

(b)

$50,000 shall be paid to Bonhomme at the time of Closing to cover legal expenses related to this Agreement.

(c)

In addition, IRC shall issue to Bonhomme warrants to purchase Cdn $2,850,000 worth of shares of International Royalty Corporation (“IRC”) at the deemed price of its shares offered on its Initial Public Offering.  The warrants shall have a two year term and the issuance will be subject to regulatory approval.

The distribution and allocation of the funds and warrants received as a result of this transaction by Bonhomme is the sole responsibility of Bonhomme.  Bonhomme will hold IRC harmless from any claims in reference to the distribution of the monies received as payment or otherwise.

3.

Closing.  Fulfillment of the provisions in Paragraph 5 below relating to title and Purchaser obtaining the contemplated financing shall be a condition precedent to IRC’s obligation to proceed with Closing.  The conveyance of the Subject Property to IRC shall be effective the first day of the month in which closing shall occur (the “Effective Date”) and shall take place on or before July 12, 2003, unless mutually agreed upon by the Parties.  The Closing shall be conducted at Bonhomme’s offices during normal business hours and the following shall occur:

(a)

Bonhomme shall execute, acknowledge and deliver (i) a Quitclaim Deed in the form attached hereto as Exhibit “B”; (ii) an Assignment, Conveyance and Bill of Sale in the form attached hereto as Exhibit “C”; (iii) counterpart assignments of operating rights and of record title to the Leases on officially approved forms to satisfy applicable governmental requirements and/or satisfactory in form to Purchaser; (iv) letters-in-lieu of transfer orders, and other instruments conveying title to the Subject Property and the production therefrom to Purchaser; and (v) such other documents as the Purchaser may reasonably request to effect the purchase and sale of the Subject Property contemplated herein.

(b)

IRC shall deliver the payments described in 2(a) and (b) above and an agreement to issue the warrants as described in 2(c) above.

(c) Bonhomme shall provide original executed releases from all the creditors substantially in the form attached as Exhibits D, E, and F, and an estoppel certificate from the underlying owner and operator of the mining property to which the Subject Property relates substantially in the form attached as Exhibit G, as well as releases from any other creditors that may hold claim to the Subject Property in a form satisfactory to IRC, and shall deliver all corporate resolutions authorizing the transactions contemplated in this Agreement and incumbency certificates and such other documentation as may be reasonably required by IRC evidencing the authorization and binding nature of this Agreement, all in a form satisfactory to IRC.

(d) Any ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of minerals or the receipt of proceeds or royalties therefrom on the Subject Property shall be prorated between Bonhomme and IRC as of the Effective Date.

(e) Bonhomme shall deliver all data in its possession regarding said property to IRC.  Bonhomme shall deliver Title documents of the Subject Property to IRC.

(f) At least two business days before Closing, Bonhomme shall prepare and deliver a preliminary closing statement (“Preliminary Closing Statement”) to IRC, which will detail Sellers calculation of revenues, costs and expenses applicable to the Subject Property up to the Effective Date.

(g) Bonhomme shall deliver a legal opinion to the Purchaser in a form satisfactory to the Purchaser acting reasonably which shall include confirmation that the necessary corporate action has been taken to enable Bonhomme Enterprises, Inc. to complete the transaction contemplated herein.

(h) The Purchase Price as set out under this Agreement is not subject to any taxes payable by IRC.  IRC shall be liable for applicable conveyance, transfer, recording and filing fees, and real estate transfer stamps and/or taxes imposed on transfer of said property pursuant to this Agreement.

4.

Post-Closing Adjustments.  As soon as possible after Closing the parties will calculate any prorations or expenses in respect to the Subject Property to be determined as of the Effective Date and the parties will, as between them, financial consideration to property reflect the final settlement of the purchase and sale hereunder (“the Final Closing Settlement”) which will be final and conclusive.

5.

Title.  IRC shall have a period of three weeks after the execution of this Agreement to conduct an examination of the title to the Subject Property.  In the event that any defects in title are encountered that render the condition of the title unacceptable to IRC, IRC shall have the right, at its option, to elect (1) to cure such defect and deduct the reasonable cost thereof from the Purchase Price; (2) require that Bonhomme cure such defect, in which case Bonhomme shall do so as soon as reasonably possible, and Closing shall be postponed for such time as may be necessary to effect such cure; or (3) terminate this Agreement, without any further obligation or liability.  The Assignment, Bill of Sale and Conveyance transferring the Subject Property to IRC shall be executed and delivered by Bonhomme, and accepted by IRC, with those representations and warranties as are contained in Exhibits B and C, and include but are not limited to warranties against all current creditors of Seller and/or to any claim, interest, lien encumbrance or other matter affecting title to the Subject Property that may arise by, through or under Bonhomme or its creditors, and Bonhomme shall protect, defend, indemnify, save and hold harmless IRC from and against any and all losses and claims associated with said purchase of Subject Property.

6.

Representations and Warranties of Bonhomme.  Bonhomme represents and warrants to IRC, as of this date and represents and warrants as follows:

(a)

Valid Agreement.  This Agreement constitutes the legal, valid and binding Agreement of Bonhomme.  At the Closing, all instruments required hereunder to be executed and delivered by Bonhomme shall be duly executed and delivered to IRC and shall constitute legal, valid and binding obligations of Bonhomme.  The execution and delivery by Bonhomme of this Agreement, the consummation of the transaction set forth herein and the performance by Bonhomme of its obligations hereunder will not conflict with or result in any violation of any provision of (i) any agreement, contract, mortgage, lease, license or other instrument to which Bonhomme is a party or by which it is bound; (ii) any governmental franchise, license, permit or authorization or any judgment or order of judicial or governmental body applicable to Bonhomme, or (iii) any law, statute, decree, rule or regulation of any jurisdiction in Canada to which Bonhomme is subject.

(b)

Authorization.  This Agreement is duly authorized, executed and delivered by Bonhomme.  This Agreement and all documents executed by Bonhomme in connection with this Agreement constitute legal, valid and binding obligations of Bonhomme, enforceable in accordance with the terms of the Agreement.

(c)

Finders’ Fees: There are no finders fees to be paid in respect to this transaction.

(d)

No Third Party Rights.  No other party has a prior right, by way of option, right of first refusal or otherwise to acquire any right, title or interest in and to the Subject Property.

(e)

Maintenance of Interests.  Without the prior written consent of IRC, Bonhomme will not: (i) enter into any new agreements or commitments with respect to the Subject Property; (ii) incur any liabilities other than in the ordinary course of normal operation expenses on the Subject Property; (iii) modify or terminate any of the Leases or related agreements or waive any right thereunder; and (iv) encumber, sell or otherwise dispose of any of the Subject Property other than personal property which is replaced with equivalent property or consumed in the ordinary course of operation of the Subject Property and other than ores, concentrates or minerals sold in the ordinary course of business.

(b)

Access and environmental.  In addition to the representations made in paragraph 12 below, IRC and the employees and agents of IRC shall have access to the Subject Property at IRC’s sole cost and expense at all reasonable times, and shall have the right to conduct equipment inspections, environmental audits, and any other investigation of the Subject Property on prior notice to Bonhomme and upon agreement with Seller as to time and place of such actions subject to the rights contained in Exhibit A.

7.

Representations and Warranties of IRC.  IRC represents and warrants to Seller as of the date hereof and will represent and warrant at the Closing, as follows:

(a)

Corporation Authority.  IRC is a corporation duly organized and in good standing under the Yukon laws, is or will be duly qualified to carry on its business where the Subject Property is located, and has all the requisite power and authority to enter into and perform this Agreement and carry out the transactions contemplated under this Agreement.

(b)

Valid Agreement.  This Agreement constitutes a legal, valid and binding Agreement of IRC.  At the Closing, all instruments required hereunder to be executed and delivered by IRC shall be duly executed and delivered to Bonhomme and shall constitute legal, valid and binding obligations of IRC.  The execution and delivery of IRC of this Agreement, and consummation of the transactions set forth herein have been duly and validly authorized by all requisite corporate action on the part of IRC and will not conflict with or result in any violation of any provision of (i) any agreement, contract, mortgage, lease, license or other instrument to which IRC is a party or by which IRC is bound; (ii) any governmental franchise, license, permit or authorization or any judgment or order of judicial or governmental body applicable to IRC, or (iii) any law, statute, decree, rule or regulation of any jurisdiction in the United States to which IRC may be subject.

(c)

Governmental Approvals.  IRC shall obtain all required local, provincial, federal governmental, and/or agency permissions, approvals, permits, bonds and consents, as may be required to assume Bonhomme’s obligations and responsibilities attributable to the Subject Property.

8.

Files and Records.  Bonhomme will make available to IRC all title opinions and other information available in Bonhomme’s files relating to the Subject Property.  Existing abstracts and title opinions will be brought down to date by Bonhomme at Bonhomme’s expense.  All such material, and the material referred to in the section below, shall be made available at Bonhomme’s office, during normal working hours.  Bonhomme will also permit IRC to examine and copy at its expense such files and record, including:

(a)

All production records, pricing certifications and contracts;

(b)

All land, geological, geophysical, production, engineering and accounting records relating to the Subject Property; and

(c)

All information and records in Bonhomme’s possession that relate to paid royalty amounts for the period Bonhomme has owned the Subject Property.  IRC will be given all original files pertaining to the Subject Property at Closing or as soon thereafter as is practicable.  IRC will preserve all such files for a period of two years after Closing, and will afford Bonhomme access thereto during normal working hours at IRC’s address shown in Section 16(d), which address may be changed by notice to Bonhomme.  The files, documents, books and records delivered to IRC by Bonhomme pursuant to this Agreement (collectively the “Data”) shall not include any information which, if disclosed, would cause IRC to breach any contract or agreement.

9.

Costs and Revenues After Effective Time.  Until the Final Closing Settlement, Bonhomme shall be responsible for the payment of all costs, liabilities and expenses incurred in the ownership and operation of the Subject Property prior to the Effective Date which have not yet paid or satisfied.  IRC shall be responsible for payment (at Closing or thereafter if not reflected on the Preliminary Closing Settlement) of all costs, liabilities and expenses incurred in the ownership and operation of the Subject Property after the Effective Date.  With respect to all production from the Subject Property prior to the Effective Date, all applicable proceeds from the sale thereof shall be the property of Bonhomme.  All production after the Effective Date shall be for the account of IRC as it related to the Royalty payable to Bonhomme, subject only to any adjustments as are described above in paragraph 4.

10.

Assumption of Obligations.  From and after the Closing, IRC assumes and agrees to perform all express or implied covenants and obligations of Bonhomme relating to the Subject Property, all in accordance with the applicable laws, regulations and contractual provisions.

11.

Independent Investigation and Disclaimer.  Subject to review of all Data provided to IRC, the matters contained in Exhibits hereto and the representations and warranties of Bonhomme herein, IRC acknowledges that: (i) pursuant to this Agreement it will have prior to the Closing access to the Subject Property and to Bonhomme, if any; and (ii)  in making the decision to enter into this Agreement and consummate the transactions contemplated herein, IRC has relied on the basis of its own independent investigation of the Subject Property and upon representations, warranties, covenants and agreements outside of this Agreement.

12.

Environmental Matters.

Bonhomme represents that the Subject Property is a contract right and not in the chain of title relating to real property ownership.  Therefore, Bonhomme represents that Bonhomme has no responsibility or liability for any physical or environmental conditions on any real property to which the Subject Property relates, including, without limitation, the presence of toxic or hazardous substances, pollutants or other contaminants, environmental hazards, naturally-occurring radioactive materials (NORM) and produced water contamination of the surface and/or subsurface.  IRC, as a condition of its performance of this Agreement and to proceed to Closing, is relying on that representation of Bonhomme and purchasing the Subject Property with that understanding.  Accordingly, in the event that such representation is inaccurate, Bonhomme shall be responsible for and indemnify, defend and hold harmless IRC, its employees, officers, directors, consultants, or agents from and against any and all losses attributable to damage to property, injury to or death of persons or other living things, natural resource damages, environmental response costs, environmental remediation and restoration costs, or fines or penalties arising out of or attributable to, in whole or in part, either directly or indirectly, the ownership, or operation of the Subject Property at any time before the Closing Date.

13.

Indemnity.  IRC agrees to release, defend, indemnify, and hold Bonhomme harmless from any damages, expenses (including court costs and attorneys’ fees), civil fines, penalties, and other costs and liabilities incurred as a result of claims, demands, and causes of action made or arising on or after the Effective Date as a result of the ownership or the operation of, or for any act or omission in connection with, the Subject Property subsequent to the Effective Date by IRC.

14.

Miscellaneous.

(a)

Brokers.  Each party agrees that it will hold the other party harmless from any claim by any broker or finder asserting it was employed by such party in connection with the transactions contemplated herein.

(b)

Further Assurances.  Bonhomme agrees to execute any documents which it has the authority to execute, whether before or after the Closing, to effect the sale and purchase contemplated herein and to aid IRC in clearing or perfecting title and ownership to the Subject Property, and to facilitate the receipt of the proceeds of the sale of the production therefrom and attributable hereto.  IRC shall make any request for execution of such document in writing and shall provide Bonhomme with a copy of the document and an appropriate explanation of its significance and purpose.

(c)

Entire Agreement.  This Agreement, together with the Exhibits attached hereto and Data delivered hereunder, shall constitute the complete agreement between the parties hereto and shall supersede all prior agreements, whether written or oral, and any representations or conversations with respect to the Subject Property.

(d)

Confidentiality.  Bonhomme and IRC will use their best efforts to keep the terms of this Purchase and Sale Agreement, the content of preceding negotiations and the information furnished by the parties hereunder strictly confidential.

(e)

Notices.  All communications required or permitted under this Agreement shall be in writing and shall be deemed made when actually received, or if mailed by registered or certified mail, postage prepaid, addressed as set forth below, shall be deemed made three days after such mailing.  Either party may, by written notice to the other, change the address for mailing such notices.

Notices to Seller:

Mr. Jean-Claude Bonhomme

Bonhomme Enterprises, Inc.

56 Temperance Street, Third Floor

Toronto, Ontario, CANADA  M5H 3V5

Telephone:_____________________

Fax:___________________________

Notices to Buyer:

Douglas B. Silver

Chairman and Chief Executive Officer

International Royalty Corporation

10 Inverness Drive East, Suite 104

Englewood, Colorado, USA 80112

Telephone:  (303) 799-9015

Fax:  (303) 799-9017

(f)

Binding Effect.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, and their successors and assigns; provided, no assignment by either party shall be made without the express consent of the other party and if such consent is granted, no assignment shall relieve such party of any of its obligations hereunder.

(g)

Counterparts.  This Agreement may be executed in any number of counterparts, which taken together shall constitute one instrument and each of which shall be considered an original.

(h)

Law Applicable.  This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario

(i)

Waivers.  No parties’ rights hereunder will be deemed waived except by a writing signed by such party.

(j)

Incorporation of Exhibits.  All exhibits and schedules referred to herein are attached hereto and are made a part hereof by this reference.

(h)

Survival.  Except as otherwise provided herein, the provisions of this Agreement shall survive the Closing hereof and shall not merge into the assignment documents to be delivered hereunder.

Signed and delivered the day and year first above set forth.

SELLER

______________________

Jean-Claude Bonhomme

Bonhomme Enterprises, Inc.

By: _________________

Its. ______________

PURCHASER

International Royalty Corporation

By: _________________

Its. ___________________